
02006497



RECEIVED
FEB 27 2002

BP 3/14

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Linsco/Private Ledger Corp. Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Federal Street, 15th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loraine K. Wiser 858-450-9606
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Ave.	Los Angeles	CA	90071-3462
(Address)	City	State	Zip Code

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:
- x Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/14/02
S.S

OATH OR AFFIRMATION

I, J. Scott Hansen, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Linsco/Private Ledger Corp. (the "Company") as of December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

DONNA N. DREWES, NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES OCT. 23, 2003

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x) (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act.

LINSCO/PRIVATE LEDGER CORP.
(SEC I.D. No. 8-17668)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL
REPORT ON INTERNAL CONTROL

* * * * * * * * *


RECEIVED
FEB 27 2002
354
PROCESSING
WASH, D.C.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche


RECEIVED
FEB 27 2002
354
PROCESSING
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Linsco/Private Ledger Corp.:

We have audited the accompanying statement of financial condition of Linsco/Private Ledger Corp. (the "Company") as of December 31, 2001, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Linsco/Private Ledger Corp. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 15, 2002

LINSCO/PRIVATE LEDGER CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (Dollars In Thousands)

ASSETS

Cash and cash equivalents	$ 111,522
Receivables from:	
Customers	175,940
Product sponsors and clearing organizations	32,401
Others	10,819
Securities borrowed	1,581
Securities owned, at market value (including $2.7 million pledged to clearing organizations)	3,403
Fixed assets, less accumulated depreciation and amortization	24,788
Other assets	4,607
TOTAL	$ 365,061

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Bank loans payable	$ 5,000
Drafts payable	49,374
Payable to customers	118,525
Payable to broker-dealers and clearing organizations	16,008
Accrued commissions payable	25,924
Accounts payable and accrued liabilities	18,485
Unearned revenue	7,975
Securities sold but not yet purchased, at market value	1,109
Income taxes payable, net	1,928
Total liabilities	244,328
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, no par value, authorized 7,500 shares; issued and outstanding 4,900 shares	17
Additional paid-in capital	12,845
Retained earnings	107,871
Total stockholder's equity	120,733
TOTAL	$ 365,061

See accompanying notes to statement of financial condition.

LINSCO/PRIVATE LEDGER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Linsco/Private Ledger Corp. (the "Company") is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment adviser registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. Additionally, the Company is a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc., a Massachusetts holding corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The Company is licensed to operate in all 50 states and has an independent contractor sales force of approximately 4,000 registered representatives dispersed throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Customers' securities transactions are recorded on a settlement-date basis with related commission income and expense reported on a trade-date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Securities owned by customers held as collateral for the receivable balances are not reflected in the statement of financial condition.

Fair Value of Financial Instruments - The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating-rate term loans collateralized by margin securities, are charged interest at rates similar to such other loans made within the industry. Securities owned and securities sold but not yet purchased are stated at market value.

Securities Borrowed and Loaned - Securities borrowed and loaned are recorded at the amount of the cash collateral provided for securities-borrowed transactions and received for securities-loaned transactions, respectively. The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The collateral received for securities loaned is adjusted daily through the Depository Trust Company's net settlement process and, accordingly, has been recorded as a payable to clearing organization in the statement of financial condition.

Effective April 1, 2001, the Company adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 12).* Under SFAS No. 140, the Company is required to disclose the collateral received under securities borrowed, customer and non-customer agreements that it has the ability to sell or re-pledge, and the amounts of collateral that have been pledged or resold. As of December 31, 2001, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $219 million, which it can sell or repledge. Of this amount, approximately $44.8 million has been pledged or sold as of December 31, 2001 in connection with bank borrowings or on deposit with clearing organizations.

Fixed Assets - Furniture, equipment, capitalized software, and leasehold improvements are carried at cost. Depreciation on equipment and furniture is computed using the straight-line method with asset lives ranging from three to seven years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease, which ranges from three to eleven years. The Company capitalizes certain internal software development costs, which are amortized by the straight-line method over the estimated useful lives of the software, not to exceed three years.

Income Taxes - Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate. The Company is included in the consolidated federal income tax return of LPL Holdings, Inc.

Revenue Recognition - Advisory fee revenue and expense is recognized over the contractual period. Fee revenues to be recognized in future periods are shown as unearned revenue on the statement of financial condition.

Transaction fee revenue is charged on a per transaction basis and recognized currently in income. Other fees are charged in accordance with the Company's standard representative agreement or on a per occurrence basis, as applicable, and recognized currently in income.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet finalized the quantification of the impact, if any, on its financial statements of applying the new requirements of SFAS No. 144.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2001, securities owned and securities sold but not yet purchased consist of securities at quoted market prices as follows (in thousands):

	Owned	Sold But Not Yet Purchased
U.S. government obligations	$2,769	$ -
Mutual funds	562	236
Stocks and warrants	7	157
Other	65	716
	$3,403	$1,109

4. FIXED ASSETS

The components of fixed assets at December 31, 2001 are as follows (in thousands):

Computers and software	$ 22,713
Furniture and equipment	9,654
Leasehold improvements	6,171
	38,538
Accumulated depreciation and amortization	(13,750)
	$ 24,788

5. INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 is presented below (in thousands):

Deferred tax assets:	
Allowance for bad debts	$ 382
Reserves for litigation, vacation allowance, and bonuses	1,273
Deferred rent	1,119
Other	686
	3,460
Deferred tax liability - Fixed assets, differences in depreciation methods	2,535
Deferred income tax asset, net	925
Income taxes payable	2,853
Income taxes payable - net, reported in the accompanying statement of financial condition	$1,928

6. BANK LOANS PAYABLE

The Company maintains various committed and uncommitted lines of credit with various banks. At December 31, 2001, the Company maintained uncommitted, secured lines of credit totaling $290 million, of which $5 million was utilized. These loans are short-term borrowings made primarily to finance purchases of securities by customers on margin and are collateralized by customers' margin account securities with an aggregate market value of approximately $20.6 million. Interest on such borrowings is based on the federal funds rate (1.25 percent at December 31, 2001). The Company also maintains uncommitted, unsecured lines of credit totaling $20 million, which, at December 31, 2001, were not utilized.

7. COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2001 are approximately (in thousands):

Year Ending December 31,	
2002	$ 6,782
2003	7,006
2004	6,407
2005	6,440
2006	6,587
Thereafter	44,418
Total	$ 77,640

The Company is involved in various claims and lawsuits arising in the normal conduct of business. In the opinion of management, the amounts which will ultimately be required, if any, in connection with the resolution of these matters, will not have a material effect on the financial position or results of operations of the Company.

The Company is committed to maintaining deposits with certain clearing organizations. At December 31, 2001, the Company had $24.2 million of customer-owned securities on deposit with clearing organizations.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, the Company had net capital of $77.6 million, which was $73.7 million in excess of required net capital.

9. EMPLOYEE BENEFITS PLAN

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50 percent of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan; or 8 percent of the employee's total compensation.

The Company's employees participate in various stock option plans of LPL Holdings, Inc., through which employees are awarded stock options or stock appreciation rights for the stock of LPL Holdings, Inc. As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock-based compensation. Since a public market for shares in LPL Holdings, Inc. does not exist, the fair value of the options is determined according to a formula based upon the book value of the Company, and other factors as defined in the plans. Future grants may also be made under the program.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or a margin basis. In margin transactions the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral on the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Board of Directors of
Linsco/Private Ledger Corp.:

In planning and performing our audit of the financial statements of Linsco/Private Ledger Corp. (the "Company") for the year ended December 31, 2001, on which we issued our report dated February 15, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the Commodity Futures Trading Commission ("CFTC").

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with such practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2002